Mail Stop 3720

July 20, 2006

Via U.S. Mail

Mr. Glen F. Post, III
Chairman of the Board and
Chief Executive Officer
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, Louisiana 71203

       RE: CenturyTel, Inc.
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 16, 2006

              Form 10-Q for the quarter ended March 31, 2006
              Filed May 3, 2006
              File No. 1-7784

Dear Mr. Post:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q, March 31, 2006
Financial Statements
(7) Accelerated Share Repurchase Program

Mr. Glen F. Post, III
Chairman of the Board and
Chief Executive Officer
CenturyTel, Inc.
July 20, 2006
Page 2 of 3

1. It appears that the forward contract discussed in the first two paragraphs of Note (7) could require an unlimited number of shares to settle the contract. Describe for us more fully the terms of settlement of this derivative financial instrument; and explain how you applied the guidance of paragraph 19 of EITF 00-19, if applicable.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Glen F. Post, III
Chairman of the Board and
Chief Executive Officer
CenturyTel, Inc.
July 20, 2006
Page 2 of 3

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director